UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)

NXP Semiconductors N.V.

(Name of Issuer)

COMMON STOCK
NOMINAL VALUE €.20 PER SHARE

(Title of Class of Securities)

N6596X109

(CUSIP Number)

HERMAN H. RASPÉ, ESQ.
PATTERSON BELKNAP WEBB & TYLER LLP
1133 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-6710
(212) 336-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109

1	Names of Reporting Person: Philips Pension Trustees Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (SEE ITEM 5)
	8	Shared Voting Power 158,466,747 (SEE ITEM 5)
	9	Sole Dispositive Power 0 (SEE ITEM 5)
	10	Shared Dispositive Power 158,466,747 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,704,177 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 10.29% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO, EP

CUSIP No. N6596X109

1	Names of Reporting Person: PPTL Investment LP I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A (SEE ITEM 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 25,704,177 (SEE ITEM 5)
	8	Shared Voting Power 158,466,747 (SEE ITEM 5)
	9	Sole Dispositive Power 25,704,177 (SEE ITEM 5)
	10	Shared Dispositive Power 158,466,747 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,704,177 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 10.29% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) PN

CUSIP No. N6596X109

1	Names of Reporting Person: PPTL Investment Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (SEE ITEM 5)
	8	Shared Voting Power 158,466,747 (SEE ITEM 5)
	9	Sole Dispositive Power 0 (SEE ITEM 5)
	10	Shared Dispositive Power 158,466,747 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,704,177 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 10.29% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO

Statement on Schedule 13D/A

This Amendment No. 10, being filed by (i) Philips Pension Trustees Limited (“Philips Pension Trustees”), a private limited company organized under the laws of England and Wales, (ii) PPTL Investment LP, a limited partnership organized under the laws of Scotland (“PPTL LP”) and (iii) PPTL Investment Limited, a Scottish company limited by guarantee (“GP” and together with Philips Pension Trustees and PPTL LP, the “Reporting Persons”), amends the Schedule 13D initially filed on September 17, 2010 (“Original 13D”), as amended by Amendment No. 1 filed on November 2, 2010 (“First Amendment”), Amendment No. 2 filed on April 6, 2011 (“Second Amendment”), Amendment No. 3 filed on July 6, 2011 (“Third Amendment”) Amendment No. 4 filed on July 19, 2011 (“Fourth Amendment”), Amendment No. 5 filed on November 1, 2011 (“Fifth Amendment”), Amendment No. 6 filed on November 8, 2011 (“Sixth Amendment”), Amendment No. 7 filed on February 17, 2012 (“Seventh Amendment”), Amendment No. 8 filed on March 5, 2012 (“Eighth Amendment”) and Amendment No. 9 filed on March 12, 2012 (“Ninth Amendment” and together with the First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment and Eighth Amendment, the “Prior Amendments”) relating to the beneficial ownership of common stock, nominal value €.20 per share (“Common Stock”), of NXP Semiconductors N.V. (the “Issuer”), a public company with limited liability incorporated under the laws of The Netherlands.  The principal executive office of the Issuer is located at High Tech Campus 60, 5656 AG Eindhoven, The Netherlands.  Information reported in the Original 13D, as amended or superseded by information contained in the Prior Amendments remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original 13D, as amended by the Prior Amendments.

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby amended and supplemented by inserting the following paragraph before the final paragraph thereof:

On July 30, 2012 (the "Fourth Sales Plan Effective Date"), PPTL LP entered into a Sales Plan (the "Fourth Sales Plan") with JPMS as broker in order to enable the disposition of up to 2,532,718 shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933 within the three-month period beginning on the Fourth Sales Plan Effective Date (the "Fourth Intended Disposition") and transmitted for filing with the Securities and Exchange Commission a Form 144 covering such Fourth Intended Disposition.  The Fourth Sales Plan is attached as Exhibit 13 hereto and its terms are hereby incorporated by reference in this Item 4.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as follows:

(a)      PPTL LP directly owns 25,704,177 shares of Common Stock representing approximately 10.29% of the outstanding Common Stock, based on 249,763,729 shares of Common Stock outstanding (as reported in the Form 6-K Report of Foreign Private Issuer, filed on June 14, 2012, File No. 001-34841).

GP does not directly own any shares of Common Stock but, as the general partner of PPTL LP, has the power to direct the voting and disposition of all of the 25,704,177 shares of Common Stock held by PPTL LP.  Philips Pension Trustees is the sole member of GP (and may therefore elect GP’s board of directors) and is the sole limited partner of PPTL LP.  As such, the Reporting Persons may be deemed to have formed a group within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended, and each of GP and Philips Pension Trustees may be deemed to possess shared beneficial ownership of the 25,704,177 shares of Common Stock held by PPTL LP.

KPENV may appoint the majority of the board of directors of Philips Pension Trustees.  In addition, the Amended Transfer Agreement limits the ability of PPTL LP as the holder of the Transfer Shares to dispose of the Transfer Shares without the consent of KPENV.  Furthermore, the Shareholders’ Agreement grants KPENV the right to nominate one non-executive member of the Issuer’s board of directors and requires PPTL LP to vote the Transfer Shares in favor of such nominee.

By virtue of (A) the Shareholders’ Agreement, which contains (i) certain restrictions on the transfer of shares of Common Stock held by the parties thereto, (ii) certain agreements as to the voting of such shares, (iii) drag-along provisions requiring the sale of such shares in certain circumstances and (iv) tag-along provisions permitting the parties thereto to participate in the sale of Common Stock by another party, and (B) with respect to KPENV, the Amended Transfer Agreement, which contains the provisions described above, the Reporting Persons may be deemed to have formed a group, within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended, and Rule 13d-5 promulgated thereunder, with KPENV and the other parties to the Shareholders’ Agreement, including the consortium of funds advised by Kohlberg Kravis Roberts & Co. L.P., Bain Capital Partners, LLC, Silver Lake Management Company, L.L.C., Apax Partners LLP and AlpInvest Partners N.V. and NXP Co-Investment Partners L.P. (collectively, the “Private Equity Consortium”).  As a result, beneficial ownership of the 132,762,570 shares of Common Stock held directly or indirectly by the Private Equity Consortium (as reported in the aggregate in the relevant parties’ respective Schedules 13G/A filed on February 14, 2012 and in the Issuer’s Form 20-F Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, filed on March 13, 2012, File No. 001-34841), may be attributed to the Reporting Persons, which would result in the beneficial ownership by the Reporting Persons of 158,466,747 shares of Common Stock, representing approximately 63.45% of the outstanding Common Stock, based on 249,763,729 shares of Common Stock outstanding (as reported in the Form 6-K Report of Foreign Private Issuer, filed on June 14, 2012, File No. 001-34841).  Notwithstanding the foregoing, the Reporting Persons disclaim membership in such group and disclaim beneficial ownership of all shares of Common Stock held directly or indirectly by the Private Equity Consortium.

The aggregate beneficial ownership that may be attributed to KPENV and the other parties to the Shareholders’ Agreement (each, an “Other Party” and collectively, the “Other Parties”) by virtue of any group that may be deemed to have been formed, as described above, is set forth in Schedule II attached hereto.

(b)      The responses of the Reporting Persons to (i) Rows (7) through (10) of Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.  By virtue of the rights and obligations of Philips Pension Trustees and PPTL LP under the Shareholders’ Agreement including those described in Item 5(a) hereof, the Reporting Persons may be deemed to share voting and dispositive power with respect to the 132,762,570 shares of Common Stock held directly or indirectly by the Private Equity Consortium but disclaim beneficial ownership of such shares.  The number of shares of Common Stock as to which KPENV and each Other Party may be deemed to share voting or dispositive power, as well as the information required by Item 2 with respect to each such party, is set forth in Schedule II attached hereto.

 (c)                 During the sixty days immediately preceding July 30, 2012, the Reporting Persons have not effectuated any transactions in Common Stock.  The Reporting Persons are not aware of any transactions in Common Stock that were effected during such sixty day period by KPENV or any Other Party.

(d)      The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 25,704,177 shares of Common Stock held directly by PPTL LP.   Pursuant to the Amended Transfer Agreement, PPTL LP and/or Philips Pension Trustees may be required under certain circumstances to make an additional payment to KPENV in respect of the such Common Stock, as described in Item 3.  The description of the Purchase Price Adjustment set forth in Item 3, the terms of the Amended Transfer Agreement (attached as Exhibit 1) and the terms of the Restated LP Agreement (attached as Exhibit 5) are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:

In connection with the Fourth Intended Disposition, PPTL LP entered into the Fourth Sales Plan with JPMS on July 30, 2012.  The Fourth Sales Plan is attached as Exhibit 13 hereto and its terms are hereby incorporated by reference in this Item 6.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Original 13D is hereby amended to add the following:

Exhibit 13:  Sales Plan, dated July 30, 2012, between PPTL LP and JPMS.*

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2012

PHILIPS PENSION TRUSTEES LIMITED

/s/ Susanne Roberts
Name:	Susanne Roberts
Title:	Director

PPTL INVESTMENT LP

/s/ S. Roberts
Name:	S. Roberts
Title:	Alternate Director, PPTL Investment Limited as General Partner on behalf of PPTL Investment LP

PPTL INVESTMENT LIMITED

/s/ S. Roberts
Name:	S. Roberts
Title:	Alternate Director

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
PHILIPS PENSION TRUSTEES LIMITED, PPTL INVESTMENT LP
AND PPTL INVESTMENT LIMITED

The name, business address and present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons is set forth below.  Except as set forth below, each of the directors and executive officers of each of the Reporting Persons is a citizen of the United Kingdom.  The business address of each of the directors and executive officers of Philips Pension Trustees is Philips Centre, Guildford Business Park, Guildford, Surrey, GU2 8XH, United Kingdom, and the business address of each of the directors and officers of each of GP and PPTL LP is 15 Atholl Crescent, Edinburgh, EH3 8HA.  The principal business of Philips Pension Trustees is to act as trustee of the Philips Pension Fund, a trust established under the laws of the United Kingdom to provide pension and retirement benefits for employees of Philips Electronics UK Limited.  The principal business of PPTL LP is to carry on in Scotland and elsewhere the business of owning and managing such assets as may be contributed to PPTL LP from time to time.  GP’s principal business is to serve as general partner of PPTL LP and to be responsible for managing or supervising the management by authorized persons of the investments of the partnership.

Philips Pension Trustees Limited
Name (Citizenship)	Present Principal Occupation or Employment
Mr. D. H. Jordan	Chairman of the Board of Directors of Philips Pension Trustees
Ms. S. Clements	Member of the Board of Directors of Philips Pension Trustees
Mr. W. W. Bryant	Member of the Board of Directors of Philips Pension Trustees
Mr. I. Huitson	Member of the Board of Directors of Philips Pension Trustees
Mr. C. Petrie	Member of the Board of Directors of Philips Pension Trustees
Mrs. S. Roberts	Member of the Board of Directors of Philips Pension Trustees
Mr. H. Vivash	Member of the Board of Directors of Philips Pension Trustees
Mr. C. Auton	Member of the Board of Directors of Philips Pension Trustees
Mr. R. Ayres	Member of the Board of Directors of Philips Pension Trustees
Mrs. M. Slater	Member of the Board of Directors of Philips Pension Trustees
Mr. M. R. Armstrong	Secretary and Member of the Board of Directors of Philips Pension Trustees
Mr. A. Holmes	Pension Manager, Philips Pension Trustees

PPTL Investment LP
Name (Citizenship)	Present Principal Occupation or Employment
PPTL Investment Limited	The general partner of PPTL Investment LP

PPTL Investment Limited
Name (Citizenship)	Present Principal Occupation or Employment
Mr. D. H. Jordan	Director of PPTL Investment Limited and Chairman of the Board of Directors of Philips Pension Trustees
Mr. M. R. Armstrong	Director of PPTL Investment Limited and Member of the Board of Directors of Philips Pension Trustees
Mr. H. Vivash	Alternate Director of PPTL Investment Limited and Member of the Board of Directors of Philips Pension Trustees
Mrs. S. Roberts	Alternate Director of PPTL Investment Limited and Member of the Board of Directors of Philips Pension Trustees

SCHEDULE II

KPENV AND OTHER PARTIES TO SHAREHOLDERS’ AGREEMENT

This Schedule II sets forth the information required by Items 2 and 5(a) and (b) for each of the parties to the Shareholders’ Agreement other than Philips Pension Trustees and PPTL LP, to the extent such information is known by the Reporting Persons.  Such information is derived from (i) representations made by the relevant parties in their respective Schedules 13G/A filed on February 14, 2012, (ii) information set forth in the Issuer’s Form 6-K Report of Foreign Private Issuer, filed on June 14, 2012 and Form 20-F Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, filed on March 13, 2012, File No. 001-34841, (iii) information set forth in the Shareholders’ Agreement and (iv) with respect to KPENV, certain additional information provided by KPENV.  While the Reporting Persons have no reason to believe that such information is not reliable, the Reporting Persons only accept responsibility for accurately reproducing such information and accept no further or other responsibility for such information.

A.	KPENV

Item 2, Principal Business: Manufacture and distribution of electronic and electrical products
Item 2, Principal Office Address: Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
Item 2, Place of Organization: The Netherlands
Item 5(a), Shares of Common Stock Deemed to Beneficially Own: 158,466,747*
Item 5(a), Percentage of Outstanding Common Stock: 63.45%*
Item 5(b), Deemed Shared Voting Power: 158,466,747*
Item 5(b), Deemed Shared Dispositive Power: 158,466,747*

*On September 7, 2010, KPENV transferred the entirety of its holdings of Common Stock to Philips Pension Trustees (who subsequently transferred such holdings to PPTL LP) and no longer holds any Common Stock.  Due to the governance arrangements among KPENV and the Reporting Persons (described in Item 5), and in light of certain provisions of the Shareholders’ Agreement and Amended Transfer Agreement (each as described in Item 6), KPENV may be deemed to beneficially own shares of Common Stock held by the Reporting Persons and the Other Parties.

B.            OTHER PARTIES

Item 2, Party Name:	AlpInvest Partners CSI 2006 Lion C.V.	AlpInvest Partners Later Stage II-A Lion C.V.	Apax NXP VI 1 L.P.	Apax NXP VI A L.P.
Item 2, Principal Office Address:	c/o AlpInvest Partners Jachthavenweg 118 1081 KJ Amsterdam The Netherlands	c/o AlpInvest Partners Jachthavenweg 118 1081 KJ Amsterdam The Netherlands	Unknown	33 Jermyn Street London, SW1Y 6DN
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	158,466,747	158,466,747	158,466,747	158,466,747
Item 5(a), Percentage of Outstanding Common Stock:	63.45%	63.45%	63.45%	63.45%
Item 5(b), Deemed Shared Voting Power:	158,466,747	158,466,747	158,466,747	158,466,747
Item 5(b), Deemed Shared Dispositive Power:	158,466,747	158,466,747	158,466,747	158,466,747

SCHEDULE II (CONT.)

Item 2, Party Name:	Meridian Holding S.a.r.l.	Apax NXP V A L.P.	Apax NXP V B-2 L.P.	Apax NXP US VII L.P.
Item 2, Principal Office Address:	41, Boulevard Prince Henri L-1724, Luxembourg B154.555	Unknown	Unknown	Unknown
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	158,466,747	158,466,747	158,466,747	158,466,747
Item 5(a), Percentage of Outstanding Common Stock:	63.45%	63.45%	63.45%	63.45%
Item 5(b), Deemed Shared Voting Power:	158,466,747	158,466,747	158,466,747	158,466,747
Item 5(b), Deemed Shared Dispositive Power:	158,466,747	158,466,747	158,466,747	158,466,747

Item 2, Party Name:	Bain Capital Lion Holdings, L.P.	Bain Capital Fund IX L.P.	Bain Pumbaa LuxCo S.a.r.l.	NXP Co-Investment Partners L.P.
Item 2, Principal Office Address:	c/o Bain Capital Partners, LLC John Hancock Tower, 200 Clarendon St. Boston, MA 02116	Unknown	9A Parc d’Activité Syrdall L-5365, Luxembourg Grand Duchy of Luxembourg	c/o Maples and Calder P.O. Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	158,466,747	158,466,747	158,466,747	158,466,747
Item 5(a), Percentage of Outstanding Common Stock:	63.45%	63.45%	63.45%	63.45%
Item 5(b), Deemed Shared Voting Power:	158,466,747	158,466,747	158,466,747	158,466,747
Item 5(b), Deemed Shared Dispositive Power:	158,466,747	158,466,747	158,466,747	158,466,747

SCHEDULE II (CONT.)

Item 2, Party Name:	NXP Co-Investment Investor S.a.r.l.	KKR NXP (Millenium) Limited	KKR NXP (2006) Limited	KKR NXP (European II) Limited
Item 2, Principal Office Address:	59, rue de Rollingergrund L-2440 Luxembourg, Grand Duchy of Luxembourg	Unknown	Unknown	Unknown
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	158,466,747	158,466,747	158,466,747	158,466,747
Item 5(a), Percentage of Outstanding Common Stock:	63.45%	63.45%	63.45%	63.45%
Item 5(b), Deemed Shared Voting Power:	158,466,747	158,466,747	158,466,747	158,466,747
Item 5(b), Deemed Shared Dispositive Power:	158,466,747	158,466,747	158,466,747	158,466,747

Item 2, Party Name:	KKR Associates Europe II Limited Partnership	KKR NXP Investor S.a.r.l.	SLTI II Cayman NXP, L.P.	SLP II Cayman NXP, Ltd.
Item 2, Principal Office Address:	Unknown	c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019, U.S.A.	Unknown	c/o Silver Lake P.O. Box 309, Ugland House South Church Street, George Town Grand Cayman KY1-1104 Cayman Islands
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	158,466,747	158,466,747	158,466,747	158,466,747
Item 5(a), Percentage of Outstanding Common Stock:	63.45%	63.45%	63.45%	63.45%
Item 5(b), Deemed Shared Voting Power:	158,466,747	158,466,747	158,466,747	158,466,747
Item 5(b), Deemed Shared Dispositive Power:	158,466,747	158,466,747	158,466,747	158,466,747

SCHEDULE II (CONT.)

Item 2, Party Name:	SL II NXP S.a.r.l.	Stichting Management Co-Investment NXP
Item 2, Principal Office Address:	c/o Silver Lake 59 r. de Rollingergrund 2440 Luxembourg District Luxembourg	Unknown
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	158,466,747	158,466,747
Item 5(a), Percentage of Outstanding Common Stock:	63.45%	63.45%
Item 5(b), Deemed Shared Voting Power:	158,466,747	158,466,747
Item 5(b), Deemed Shared Dispositive Power:	158,466,747	158,466,747

                      C.           ITEMS 2(D) & (E)

Item 2(d) & (e):  During the last five years, none of the persons listed on this Schedule II, to the knowledge of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXHIBIT INDEX

Exhibit 13	Sales Plan, dated July 30, 2012, between PPTL Investment LP and J. P. Morgan Securities LLC.*

*	Filed herewith

Exhibit 13

FOURTH SALES PLAN

(See attached.)